UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
Averion International Corp.

(Name of Issuer)
Common

(Title of Class of Securities)
05359M107

(CUSIP Number)
Philip T. Lavin
c/o Averion International Corp.
225 Turnpike Road
Southborough, MA 01772
Tel. No.: (508) 597-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 27, 2009

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lavin, Philip T.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

	7	SOLE VOTING POWER

NUMBER OF		107,236,277 shares of Common Stock

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		107,236,277 shares of Common Stock

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

107,236,277 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.78%

14	TYPE OF REPORTING PERSON (See Instructions)

IN

Schedule 13D

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Item 1. Security and Issuer.
     This Statement on Schedule 13D/A relates to shares of Common Stock, par value $0.001 per share, of Averion International Corp., a Delaware corporation (the “Company”). The address of the principal executive offices of the Company is 225 Turnpike Road, Southborough, MA 01772.
Item 2. Identity and Background.
     (a) This Statement on Schedule 13D/A is being filed by Philip T. Lavin (“Dr. Lavin”).
     (b) The business address of Dr. Lavin is 225 Turnpike Road, Southborough, MA 01772.
     (c) Dr. Lavin is the Vice Chairman, Founder, and a director of the Company, which is a life sciences service organization. The business address of Dr. Lavin is 225 Turnpike Road, Southborough, MA 01772.
     (d) Dr. Lavin has not, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) Dr. Lavin has not, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Dr. Lavin is a citizen of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration.
     Dr. Lavin has acquired beneficial ownership of 107,236,277 shares of Common Stock in connection with the following transactions:
     (i) On October 31, 2007, as part of a debt financing transaction (the “Financing Transaction”), the Company entered into certain senior secured notes and issued shares of its Common Stock to certain investors. Dr. Lavin purchased a Note in the principal amount of $2,000,000 pursuant to a Securities Purchase Agreement and was issued 9,600,000 shares of Common Stock in connection therewith. The Note is secured by a Security Agreement entered into by the Company and the note holders’ collateral agent, as well as a Pledge Agreement and Guaranty, each for the benefit of the note holders, including Dr. Lavin.
     (ii) On November 28, 2006, Dr. Lavin’s shares of Series E Convertible Preferred Stock of the Company (“Series E Preferred”) were automatically converted into shares of Common
Schedule 13D

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Stock, at a conversion ratio of 9090.91 shares of Common Stock for each share of Series E Preferred outstanding. Dr. Lavin’s 6,714 shares of Series E Preferred converted into 61,036,369 shares of Common Stock.
     (iii) On July 31, 2006, the Company, previously known as IT&E International Group, Inc., through its wholly-owned subsidiaries IT&E Merger Sub, Inc. (“Merger Sub”), and IT&E Acquisition Co., Inc. (“Acquisition Sub”), consummated the merger with Averion Inc. (“Averion Inc.”), pursuant to the terms of that certain Agreement and Plan of Merger, dated June 30, 2006, by and among the Company, Merger Sub and Acquisition Sub, on the one hand, and Averion Inc. and Averion Inc.’s shareholders (the “Averion Inc. Shareholders”), on the other hand (the “Merger Agreement”). At the closing of the Averion Inc. Merger (as defined below), Merger Sub merged with and into Averion Inc. (the “Reverse Merger”). As a result of the Reverse Merger, Averion Inc. was the surviving corporation and a wholly-owned subsidiary of the Company. Immediately following the closing of the Reverse Merger, a forward merger occurred whereby Averion Inc. was merged with and into Acquisition Sub (the “Forward Merger,” and as preceded immediately by the Reverse Merger, the “Averion Inc. Merger”). As a result of the Forward Merger, Acquisition Sub was the surviving corporation and a wholly-owned operating subsidiary of the Company.
     At the closing of the Averion Inc. Merger, the Company acquired all of the outstanding capital stock of Averion Inc. In exchange for all such outstanding capital stock of Averion Inc., the Averion Inc. Shareholders received from the Company, in the aggregate: (a) Five Million Six Hundred Fifty Thousand Dollars ($5,650,000) in cash (the “Cash Consideration”); (b) two (2) year promissory notes in the aggregate principal amount of Seven Hundred Thousand Dollars ($700,000); (c) five (5) year promissory notes in the aggregate principal amount of Five Million Seven Hundred Thousand Dollars ($5,700,000); (d) forty five million two hundred forty five thousand four hundred fifty five (45,245,455) shares of the Company’s Common Stock; and (e) eight thousand three hundred (8,300) shares of the Company’s Series E Preferred, stated value $1,000 per share. A portion of the proceeds was received from ComVest Investment Partners II LLC, from the exercise of their option to invest an additional Five Million Dollars ($5,000,000) in the Company pursuant to that certain Securities Purchase Agreement, dated November 9, 2005, and was used to fund the majority of the Cash Consideration paid by the Company for the outstanding capital stock of Averion Inc. Effective September 21, 2006, the Company changed its name from its former name, IT&E International Group, Inc., to its current name, Averion International Corp.
Item 4. Purpose of the Transaction.
     Dr. Lavin acquired the securities described herein as a result of the Financing Transaction and the Averion Merger.
     As part of the Averion Inc. Merger, Dr. Lavin has the right to appoint one (1) additional director to the Company’s Board of Directors pursuant to the Merger Agreement.
Schedule 13D

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     As previously reported in the Company’s Preliminary Information Statement on Schedule 14C and related Schedule 13E-3, filed on September 4, 2009 with the SEC, on August 27, 2009, Dr. Lavin, voting in his capacities as a director and as a shareholder of the Company, approved a privatization transaction the purpose of which is to decrease the number of the Company’s registered stockholders to below 300 so that the Company may deregister from its reporting obligations under the Securities Exchange Act of 1934, as amended.
     Except as stated above, Dr. Lavin does not have any present plans or proposals that relate to or that would result in:
a. The acquisition by any person of additional securities of the issuer, or the disposition of securities by the Company;
b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
c. A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;
d. Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
e. Any material change in the present capitalization or dividend policy of the Company;
f. Any other material change in the Company’s business or corporate structure;
g. Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Company by any person;
h. Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
i. A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
j. Any action similar to any of those enumerated above.
     Dr. Lavin may, at any time and from time to time, and reserves the right to, acquire additional securities of Averion, dispose of any such securities of Averion or formulate plans or proposals regarding Averion or its securities, to the extent deemed advisable by Dr. Lavin in light of his general investment policy, market conditions or other factors.
Schedule 13D

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Item 5. Interest in Securities of the Issuer.
(a) As of the date hereof, Dr. Lavin may be deemed to beneficially own an aggregate of 107,236,277 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act, represents approximately 16.78% of the Company’s outstanding Common Stock on a fully diluted basis.
(b) Dr. Lavin may be deemed to have sole power to direct the vote and the sole power to direct the disposition of the 107,236,277 shares of Common Stock.
(c) Other than the Financing Transaction, Dr. Lavin has not effected any transactions in shares of Common Stock or Preferred Stock during the past sixty (60) days.
(d) Not applicable.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Other than the Securities Purchase Agreement dated October 31, 2007, the Note, Guaranty, and Pledge in connection with the Financing Transaction, the Merger Agreement and the Lock-Up Agreement, each dated July 31, 2006 by and between the Company (prior to consummation of the Averion Inc. Merger) and Dr. Lavin, and the Registration Rights Agreement, dated July 31, 2006, by and among the Company and the Averion Inc. Shareholders, there are no contracts, arrangements, understandings or relationships between Dr. Lavin and any other person with respect to the shares of Common Stock.
Item 7. Material to be Filed as Exhibits.
     None.
Schedule 13D

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SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 9, 2009	/s/ Philip T. Lavin
	Name:	Philip T. Lavin

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
ATTENTION—Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001). (Secs. 13(d), 13(g), 14(d), 23, 48 Stat. 894, 895, 901; sec. 8, 49 Stat. 1379; sec. 203(a), 49 Stat. 704; sec. 10, 78 Stat. 88a; Secs. 2, 3, 82 Stat. 454, 455; secs. 1, 2, 3-5, 84 Stat. 1497; sec. 18, 89 Stat. 155; secs. 202, 203, 91 Stat. 1494, 1498, 1499; 15 U.S.C. 78m(d), 78m(g), 78n(d), 78w) [44 FR 2145, Jan. 9, 1979; 44 FR 11751, Mar. 2, 1979; 44 FR 70340, Dec. 6, 1979; 47 FR 11466, Mar. 16, 1982; 61 FR 49959, Sept. 24, 1996; 62 FR 35340, July 1, 1997; 63 FR 2867, Jan. 16, 1998; 63 FR 15287, Mar. 31, 1998]
Schedule 13D